AllianzGI Convertible & Income Fund Annual Shareholder Meeting Results
August 31, 2014

The Fund held its annual meeting of shareholders on July 17, 2014. Common / Preferred shareholders voted as indicated below:

Convertible & Income:	Affirmative	Withheld Authority
Re-election of Bradford K. Gallagher—Class II to serve until the annual meeting for the 2017-2018 fiscal year	72,880,749	2,910,820
Re-election of James A. Jacobson*—Class II to serve until the annual meeting for the 2017-2018 fiscal year	1,832	694

The other members of the Board at the time of the meeting, namely Ms. Deborah A. DeCotis, Hans W. Kertess, William B. Ogden VI, Alan Rappaport* and John C. Maney† continue to serve as Trustees.

* Preferred Shares Trustee
† Interested Trustee